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Exhibit 99.2

Fellow Shareholders,

Since my last letter to you, we have remained focused on enhancing corporate governance at Progressive Waste Solutions. We continued the Board renewal process that we initiated in 2011, which included an engagement with a professional search firm to assist with identifying suitable director candidates. We also adopted a number of corporate governance enhancements. I am pleased to update you on our progress on both of these initiatives.

Continued Board Renewal Process

The Board renewal effort was led by the Governance and Nominating Committee, but all of the directors supported adding fresh and distinct voices to the Progressive Waste Solutions Board. As you will read in this Notice of Meeting and Management Information Circular, we have identified two new Director Nominees. With Sue Lee and Larry Hughes, we believe we are welcoming valuable and diverse perspectives to your Board of Directors.

Sue Lee brings a long and successful career in human resources to the table. She retired from Suncor Energy in March 2012, where she was the lead executive for the Human Resources and Communications functions for 16 years. Her mandate included merger preparedness and integration, governance, executive compensation, pensions and benefits, executive succession planning and transition, talent management, employee relations, communications, and stakeholder and government relations. Prior to joining Suncor, Sue had a 14-year career in human resources at TransAlta Corp. She has served on a number of prominent boards in Canada, such as the Suncor Energy Foundation Board and the Conference Board of Canada. She currently serves on several boards and committees including the University of Calgary, where she is a member of the Board of Governors, and the Women's Executive Network, where she is a member of the Top 100 Women Advisory Board. In 2007, Sue was an inaugural inductee into the Hall of Fame for Canada's Top 100 Most Powerful Women.

Larry Hughes is currently the Vice-President, Finance and Chief Financial Officer and Secretary of West Fraser Timber Co., an integrated wood products company headquartered in British Columbia, Canada, whose shares are publicly listed on the Toronto Stock Exchange. In addition to primary responsibility for financial matters, Larry's current role includes responsibility for strategic planning and initiatives, investor relations, legal compliance and continuous disclosure compliance and pension matters. Prior to joining West Fraser, Larry had a distinguished 27-year career as a business lawyer with Lang Michener (now McMillan LLP) specializing in mergers and acquisitions, corporate governance and forestry law.

The Board of Directors looks forward to working with both Sue and Larry and benefiting from their experiences. Your Board at Progressive Waste Solutions will comprise eight highly skilled and knowledgeable business leaders who are committed to the highest standards of corporate governance. We believe that the Board is solidly structured to continue to drive meaningful value creation for our shareholders.

Update on Governance Practices

Turning to our governance practices, over the past few years we have adopted a number of enhancements. For example, in 2013, we adopted a "Say on Pay Resolution", which gives shareholders the opportunity to cast an annual advisory vote on the Company's approach to executive compensation. This feedback is an important tool in our ongoing efforts to both meet our objectives and ensure a high level of voting shareholder engagement. For full details regarding this resolution, please see page 4 of the Notice of Meeting and Management Information Circular.

In addition, we are demonstrating our commitment to Board diversity with this year's slate of director nominees. We believe that a diversity of ethnicity and gender on a board is just as valuable as diversity of industry experience, management experience, and functional area of expertise, along with other considerations for a qualified director. I encourage you to read the section entitled "Mandate of the Board of Directors and Corporate Governance Guidelines" on page A-1 of this document for more information about the Board's alignment with long-term shareowner value.

I look forward to continuing to update you on our initiatives to maintain the highest standards of governance at Progressive Waste Solutions. Please review the full Notice of Meeting and Management Information Circular and vote your proxy prior to the May 12, 2014 deadline. I hope to see you at our annual meeting on May 14, 2014, at the Grand Hyatt Hotel in New York City.

Yours sincerely,

James J. Forese
Chairman

400 Applewood Crescent, 2nd Floor Vaughan, Ontario L4K 0C3

PROGRESSIVE WASTE SOLUTIONS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 14, 2014

        NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares (the "Shares") (the "Voting Shareholders") of Progressive Waste Solutions Ltd. ("Progressive Waste Solutions" or the "Corporation") will be held at the Grand Hyatt New York, 109 East 42nd Street, New York, New York on May 14, 2014 at 10:00 a.m., New York time, for the following purposes:

  (a)
  to receive the financial statements of the Corporation for the year ended December 31, 2013 and the report of the auditors thereon;

  (b)
  to appoint auditors and to authorize the directors to fix the remuneration of the auditors;

  (c)
  to elect the directors;

  (d)
  to consider and, if thought advisable, pass an advisory resolution on the Corporation's approach to executive compensation; and

  (e)
  to transact such other business as may properly come before the Meeting and any and all adjournments thereof.

  A management information circular and form of proxy accompany this Notice.

DATED at Toronto, Ontario, this 4th day of April, 2014.

BY ORDER OF THE BOARD OF DIRECTORS
"William Chyfetz"
WILLIAM CHYFETZ Vice President, Associate General Counsel and Secretary

        If you are a Voting Shareholder and you are unable to attend the Meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose to Computershare Investor Services Inc. so as to arrive not later than 10:00 a.m. (Toronto time) on May 12, 2014 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 1-866-249-7775 (1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Only Voting Shareholders of record at the close of business on April 4, 2014 will be entitled to vote at the Meeting or any adjournment thereof.

PROGRESSIVE WASTE SOLUTIONS LTD.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

MANAGEMENT INFORMATION CIRCULAR
DATED APRIL 4, 2014

THE CORPORATION

        Progressive Waste Solutions Ltd. was originally incorporated on May 20, 2009. Pursuant to Articles of Amalgamation effective May 27, 2009, the name of the Corporation was changed from BFI Canada Ltd. to IESI-BFC Ltd. Pursuant to Articles of Amalgamation effective May 2, 2011, the name of the Corporation was changed to Progressive Waste Solutions Ltd. (together with its predecessors BFI Canada Ltd and IESI-BFC Ltd., "Progressive Waste Solutions" or the "Corporation").

        Progressive Waste Solutions Ltd. is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court approved plan of arrangement under the Business Corporations Act (Ontario) on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares (the "Shares") of Progressive Waste Solutions Ltd. in exchange for ordinary trust units (the "Units") of the Fund. As a result of the Conversion, Progressive Waste Solutions Ltd. owned directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        The head and principal office of Progressive Waste Solutions is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3.

PROXY SOLICITATION AND VOTING AT THE MEETING

Solicitation of Proxies

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by our board of directors from registered owners of the Shares (the "Voting Shares") of the Corporation for use at the annual meeting (the "Meeting") of holders of Voting Shares ("Voting Shareholders") of the Corporation to be held on May 14, 2014 at the Grand Hyatt New York, 109 East 42nd Street, New York, New York at 10:00 a.m., and at any adjournment thereof, for the purposes set forth in the notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally by the Corporation or its subsidiaries at nominal cost. The cost of such solicitation will be borne by the Corporation.

Notice-and-Access

        The Corporation is using the "notice-and-access" system adopted by the Canadian Securities Administrators for the delivery of proxy materials to Non-Registered Holders (as defined below) through the Corporation's website, http://investor.progressivewaste.com/annualmeeting2014. As a result, the Corporation mailed a notice about the website availability of the proxy materials to Non-Registered Holders who had previously been receiving a paper copy of the proxy materials. Non-Registered Holders have the ability to access the proxy materials on the Corporation's website and to request a paper copy of the proxy materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials through the Corporation's website or to request a paper copy may be found in the notice.

        Registered Voting Shareholders will continue to receive paper copies of proxy materials. Other Voting Shareholders who have requested to receive the Annual Report will also receive a paper copy of the Annual Report.

Appointment of Proxies

        The persons named in the enclosed form of proxy are directors of the Corporation. A Voting Shareholder has the right to appoint another person or company to represent such Voting Shareholder at the Meeting, and may do so by inserting such person's or company's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person or company need not be a Voting Shareholder of the Corporation.

        To be valid, proxies must be returned to Computershare Investor Services Inc. so as to arrive not later than 10:00 a.m. (Toronto time) on May 12, 2014 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Proxies may be returned by facsimile to 1-866-249-7775 (1-416-263-9524 from outside Canada) or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Voting of Shares — Advice to Non-Registered Holders

        Only Voting Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Voting Shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Voting Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of a notice about the website availability of the proxy materials and a request for voting instructions (the "Voting Instruction Form") (collectively, the "Notice Package") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Corporation will not directly send the Notice Package to Non-Registered Holders. It will pay intermediaries to forward the Notice Package to all Non-Registered Holders. Non-Registered Holders who have requested to receive the Annual Report will receive a paper copy.

        Intermediaries are required to forward the Notice Package to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy sent to Voting Shareholders, a Voting Instructions Form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Voting Shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Meeting in person or have another person attend and vote on behalf of the Non-Registered Holder, the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Revocation of Proxies

        A Voting Shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and returning it to Computershare Investor Services Inc. in the manner and so as to arrive as described above, (b) by depositing an instrument in writing executed by the Voting Shareholder or by the Voting Shareholder's attorney authorized in writing (i) at the head office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any reconvened meeting, at which the proxy is to be used, or (ii) with the Chairperson of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (c) in any other manner permitted by law.

Voting of Proxies

        The persons named in the accompanying form of proxy will vote or withhold from voting the Voting Shares in respect of which they are appointed in accordance with the direction of the Voting Shareholder appointing them, and if the Voting Shareholder specifies a choice with respect to any matter to be acted upon, the Voting

Shares will be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors, FOR the election of the nominees named herein as directors and FOR the advisory resolution on the Corporation's approach to executive compensation, all as set out in this Circular. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the directors know of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with their judgment.

Information in this Circular

        The Corporation reports its financial results in accordance with U.S. GAAP and in U.S. dollars. Unless otherwise indicated, all dollar amounts in this Circular are expressed in U.S. dollars. In addition, information herein is presented as of March 18, 2014 unless otherwise indicated.

VOTING SHARES AND GOVERNANCE ARRANGEMENTS

        On March 18, 2014, the Corporation had outstanding 115,179,579 Shares. Each holder of Voting Shares of record at the close of business on April 4, 2014, the record date established for notice of the Meeting (the "Record Date"), will be entitled to vote on all matters proposed to come before the Meeting, even though such Voting Shareholder has since that date disposed of its Voting Shares. No person who acquires Voting Shares after the Record Date shall be entitled to vote at the Meeting or any adjournment thereof.

        Holders of Voting Shares will be entitled to cast one vote for each Voting Share held of record as at the Record Date, on any matter presented to the Voting Shareholders at the Meeting.

Governance Practices

        The board of directors aspires to the highest standards of governance and is committed to ensuring that its practices are consistent with those considered to be the most beneficial to shareholders. Accordingly, the board routinely surveys North American governance best practices and implements enhancements to its governance practices as it considers appropriate.

        A copy of the mandate of the board of directors which includes a description of certain governance principles and guidelines, is attached to this Circular as Schedule A.

PRINCIPAL SHAREHOLDERS

        To the knowledge of the directors and officers of Progressive Waste Solutions, no person or company, as at March 18, 2014, beneficially owned, controlled or directed, directly or indirectly Voting Shares carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

        The consolidated financial statements of the Corporation for the year ended December 31, 2013, together with the auditors' report thereon, are available on the Corporation's website, www.progressivewaste.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com. The financial statements and auditors' report will be submitted to the Meeting, and receipt thereof at the Meeting will not constitute approval or disapproval of any matter referred to therein.

Appointment of Auditors

        It is proposed that the firm of Deloitte LLP, Independent Registered Chartered Accountants, be re-appointed as auditors of the Corporation, to hold office until the next annual meeting of Voting Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors. Deloitte LLP has been the Corporation's auditors since 2002.

        Proxies will be voted FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof.

        Deloitte LLP billed the Corporation and its subsidiaries Canadian Dollars ("C$") 2,190,142 and C$2,538,670 for 2013 and 2012, respectively, for audit services; C$145,773 and C$134,242 for 2013 and 2012, respectively, for audit-related services (including translation services); C$800,967 and C$239,741 for 2013 and 2012, respectively, for tax compliance, tax advice and tax planning services; and C$53,380 for 2013 for other services.

Election of Directors of the Corporation

        Eight directors are to be elected at the Meeting. The members of our board of directors will be elected by the Voting Shareholders.

        Proxies received in favour of management's nominees will be voted FOR the election of the nominees named in the section entitled "Nominees for the Board of Directors" as directors of the Corporation, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be withheld from voting in respect thereof. The directors have no reason to believe that any of the nominees will be unable to serve as a director of the Corporation but, if a nominee is for any reason unavailable to serve as such, proxies received in favour of management's nominees will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the Voting Shareholder has specified in the proxy that such Voting Shares are to be withheld from voting in respect of the election of directors. The Corporation intends to disclose a tabulation of the votes cast for or withheld with respect to each nominee for the board of directors. The board of directors adopted a majority voting policy in February 2013. A director receiving more votes "withheld" than "for" in an uncontested election is required to tender his or her resignation.

        Each director elected will hold office until the next annual meeting or until he or she ceases to be a director.

Advisory Resolution on Executive Compensation (Say on Pay)

        The Corporation believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Corporation's approach to executive compensation are disclosed in the section entitled "Compensation Discussion and Analysis" beginning on page 11 of this Circular.

        In 2013, the board of directors adopted a policy of giving Voting Shareholders the opportunity to cast an annual advisory vote on the Corporation's approach to executive compensation. This feedback is an important tool in the Corporation's ongoing efforts to both meet its objectives and ensure a high level of Voting Shareholder engagement. The board of directors recommends that Voting Shareholders approve the following advisory resolution (the "Say on Pay Resolution"):

        Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in this Circular delivered in advance of the Meeting.

        The Say on Pay Resolution must be approved by a majority of the votes cast by Voting Shareholders who vote in respect of the resolution. Because this is an advisory vote, the results will not be binding upon the board of directors. However, the board of directors and the Compensation Committee will take into account the results of the vote when considering future compensation policies, procedures and decisions. The results of the advisory vote will be disclosed as part of the report of voting results for the Meeting.

        Proxies will be voted FOR the Say on Pay Resolution, unless the Voting Shareholder has specified in the proxy that such Voting Shareholder's Voting Shares are to be voted against the Say on Pay Resolution.

 NOMINEES FOR THE BOARD OF DIRECTORS

        The following table sets forth the names of and certain additional information for the persons proposed to be nominated for election as directors. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2013 of C$1.00= $0.9707 and for the year ended December 31, 2012 of C$1.00 = $1.0006.

John T. Dillon Consultant Greenwich, Connecticut U.S.A. Age: 75 Board member since May 2011 Independent
Mr. Dillon is a Senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners (an advisory and investment firm). He retired as Chairman and Chief Executive Officer of International Paper on October 31, 2003. Mr. Dillon served as Chairman and Chief Executive Officer from April 1, 1996 to his retirement. From September 1995 to April 1996 he served as the company's President and Chief Operating Officer. Mr. Dillon received his bachelor's degree from the University of Hartford in 1966 and master's degree from Columbia University's Graduate School of Business in 1971.

AREAS OF EXPERTISE
	• Paper and Forest Industry		• Public Board Experience
	• Finance		• Corporate Management
	• Corporate Governance		• Private Equity Investments

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	5 of 5 100%	23 of 24 96%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	5 of 5 100%
	Environmental Health & Safety	3 of 4 75%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	E.I. DuPont de Nemours and Company		Retired April 2011
	Kellogg Co		Audit, Compensation and Governance
	Caterpillar Inc		Retired December 2010

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
16,735(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2013 $165,019
2012 $179,063

(1)
The total value of Mr. Dillon's holdings on March 18, 2014 was $418,710 (based on the closing price of Shares on the New York Stock Exchange on March 18, 2014 of $25.02), which equals approximately 80% of the share ownership requirement for directors of the Corporation that he must meet by May 25, 2016.

James J. Forese

Operating Partner and Chief Operating Officer, HCI Equity Partners

Naples, Florida, U.S.A.

Age: 78

Board member since 2005 and Non-Executive Chairman of the board of directors

Independent

Mr. Forese joined HCI Equity Partners (a private equity investment firm) in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

AREAS OF EXPERTISE
• Finance		• Corporate Management
• Governance		• Entrepreneurship
• International Markets

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
Board of Directors	5 of 5 100%	24 of 24 100%
Audit	4 of 4 100%
Compensation	6 of 6 100%
Governance and Nominating	5 of 5 100%
Environmental Health & Safety	4 of 4 100%

PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
SFN Corporation	2003 – 2011	–
MISTRAS Group, Inc.	2009 – Present	Audit Committee Chair
RRTS Corporation	2010 – 2011	–

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
65,150(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2013 $247,529
2012 $213,886

(1)
The total value of Mr. Forese's holdings on March 18, 2014 was $1,630,053 (based on the closing price of Shares on the New York Stock Exchange on March 18, 2014 of $25.02), which exceeds the share ownership requirement for directors of the Corporation.

Larry S. Hughes Vice President, Finance and Chief Financial Officer West Fraser Timber Co. Ltd. Vancouver, British Columbia Canada Age: 62 Independent
Mr. Hughes has been Vice-President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (an integrated wood products company) since August 2011, responsible for financial matters, strategic planning, investor relations and legal and disclosure compliance. He joined West Fraser in September 2007 as Senior Vice President with responsibility for strategic planning and legal, safety and environmental oversight. Prior thereto, he practiced as a business lawyer for more than 27 years, specializing in mergers and acquisitions, corporate governance and forestry law.
The Board believes that Mr. Hughes' experience as a senior executive officer of a large publicly traded corporation and his financial expertise will enable him to provide meaningful input and guidance to the Board and the Corporation.

AREAS OF EXPERTISE
	• Corporate Management	• Paper and Forest Industry
	• Corporate Governance	• Mergers and Acquisition
	• Finance	• Law

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS
	None	None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
3,600

VALUE OF TOTAL COMPENSATION RECEIVED
N/A

Jeffrey L. Keefer Consultant West Chester, Pennsylvania U.S.A. Age: 61 Board member since May 2012 Independent
Mr. Keefer retired from the DuPont Company in December 2010 where he last served as an Executive Vice President responsible for corporate strategy development, the Performance Coatings Business, information technology and overall cost and working capital productivity programs for the Company. He also served from June 2006 through 2009 as Executive Vice President & Chief Financial Officer of DuPont. He was a member of the Office of the Chief Executive.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Finance

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	4 of 5 80%	23 of 24 96%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	5 of 5 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
6,714(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2013 $165,019
2012 $97,218

(1)
The total value of Mr. Keefer's holdings on March 18, 2014 was $167,984 (based on the closing price of Shares of the New York Stock Exchange on March 18, 2014 of $25.02), which equals approximately 32% of the share ownership requirement for directors of the Corporation that he must meet by May 8, 2017.

Douglas W. Knight President, St. Joseph Media, Inc. Toronto, Ontario, Canada Age: 62 Board member 2002-2005 and since 2007 Independent
Mr. Knight is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto. He has served on the boards of public and private companies in Canada and the U.S., including Xstrata Canada Corporation and Alliance Atlantis Motion Picture Distribution in Toronto, Core Communications in Washington D.C. and IBT Technologies in Austin, Texas. He has also served as chair, vice-chair or director with numerous arts, industry and community organizations. He is currently Chair of the Governor General's Performing Arts Awards Foundation in Ottawa and a director of Writer's Trust of Canada. Mr. Knight is a graduate of the University of Toronto and has a M.Sc. from the London School of Economics.

AREAS OF EXPERTISE
	• Media Industry		• International Markets
	• Mergers & Acquisitions		• Corporate Management
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	5 of 5 100%	23 of 23 100%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	5 of 5 100%
	Environmental Health & Safety	3 of 3 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
43,139(1)

VALUE OF TOTAL COMPENSATION RECEIVED
2013 $165,019
2012 $187,612

(1)
The total value of Mr. Knight's holdings on March 18, 2014 was $1,079,338 (based on the closing price of Shares on the New York Stock Exchange on March 18, 2014 of $25.02), which exceeds the share ownership requirements for directors of the Corporation.

Susan Lee Corporate Director Calgary, Alberta, Canada Age: 62 Independent
Ms. Lee retired from Suncor Energy Inc. in March 2012 where she last served as Senior Vice-President, Human Resources and Communications. During her 16 years with Suncor, her responsibilities included executive compensation and succession planning, governance, merger strategy and integration, and stakeholder and government relations. Prior to joining Suncor, Ms. Lee had a 14 year career in the area of human resources at TransAlta Corporation.
The Board believes that Ms. Lee's experience as a senior executive officer of a large publicly traded corporation and her expertise in the human resources and related areas will enable her to provide meaningful input and guidance to the Board and the Corporation.

AREAS OF EXPERTISE
• Corporate Management
• Corporate Governance
• Human Resources

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bonavista Energy Corporation	Compensation and Governance

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
3,035

VALUE OF TOTAL COMPENSATION RECEIVED
N/A

Daniel R. Milliard Consultant Port Carling, Ontario, Canada Age: 66 Board member since 2002 Independent
Mr. Milliard is a senior business executive with over 30 years of CEO, General Counsel and Board of Director experience in both Canada and the United States. His business experience extends over a variety of industries including manufacturing, technology, telecommunications and healthcare. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard has a B.Sc. in business administration from the American University, a M.A. in business from Central Missouri University, and a J.D. from the University of Tulsa.

AREAS OF EXPERTISE
	• Corporate Management		• Public Board Experience
	• Law		• Capital Markets
	• Governance		• Entrepreneurship

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	5 of 5 100%	24 of 24 100%
	Audit	4 of 4 100%
	Compensation	6 of 6 100%
	Governance and Nominating	5 of 5 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
21,847(1)

VALUE OF TOTAL COMPENSATION RECEIVED(1)
2013 $165,019
2012 $187,599

(1)
The total value of Mr. Milliard's holdings on March 18, 2014 was $546,612 (based on the closing price of Shares on the New York Stock Exchange on March 18, 2014 of $25.02), which exceeds the share ownership requirement for directors of the Corporation.

Joseph D. Quarin President & Chief Executive Officer of Progressive Waste Solutions Ltd. Toronto, Ontario, Canada Age: 48 Board member since July 2011 Non-independent
Mr. Quarin became the Vice Chairman and Chief Executive Officer of Progressive Waste Solutions on January 1, 2012 and President and Chief Executive Officer on January 1, 2014. Mr. Quarin was previously President and Chief Operating Officer from November 16, 2010 to January 1, 2012, Executive Vice President from March 2010 to November 16, 2010, Executive Vice President and Canadian Chief Operating Officer from September 2005 to March 2010, Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005 and Vice President Finance of BFI Canada Holdings from July 2000 to February 2002. Prior to July 2000, Mr. Quarin was an associate with NB Capital Partners (now Edgestone Capital Partners) from February 2000 to July 2000, and from June 1995 to January 2000, Mr. Quarin held various positions, including manager, senior manager and vice president, with KPMG Corporate Finance Inc. Mr. Quarin has an M.B.A. from the Richard Ivey School of Business, a B.Comm from Queen's University, and is a Chartered Accountant.

AREAS OF EXPERTISE
	• Solid Waste Management Industry		• Finance
	• Mergers & Acquisitions		• Governance
• Corporate Management

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	5 of 5 100%	9 of 9 100%
	Environmental Health & Safety	4 of 4 100%

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		None

OWNERSHIP OR CONTROL OVER VOTING SHARES AS OF MARCH 18, 2014
96,040(1)

VALUE OF TOTAL COMPENSATION RECEIVED
As an officer of the Corporation, Mr. Quarin is not entitled to additional compensation for board service.

(1)
The total value of Mr. Quarin's holdings (including the value of in the money vested options) on March 18, 2014 was $4,037,306 (based on the closing price of shares on the New York Stock Exchange on March 18, 2014 of $25.02) which exceeds the share ownership requirement for the Chief Executive Officer of the Corporation.

 COMPENSATION DISCUSSION AND ANALYSIS

        Progressive Waste Solution's executive compensation program is designed to align the interests of senior management with the shareholders by linking a significant portion of their compensation to the Corporation's annual operating and financial results, as well as long-term shareholder returns. Over the past year, the Compensation Committee evaluated the key components of our executive officer compensation to ensure its alignment with short-term and long-term business objectives. For Progressive Waste Solutions, 2013 was a year in which it focused on steadily improving the performance of its existing operations, and completed only a few small acquisitions. Within a still challenging operating environment, the Corporation's commitment to operational execution and the disciplined deployment of capital, allowed it to achieve results near but below budget targets. This resulted in annual cash bonus payouts below the full targeted amounts, consistent with our pay-for-performance philosophy. We remain confident that our performance goals are attainable, and in line with the level of achievement that we seek to reward.

        This Compensation Discussion and Analysis and the executive compensation tables and narrative which follows discuss the compensation of the (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Financial Officer, and (iii) the four other most highly compensated executive officers of the Corporation or its subsidiaries (the "Named Executive Officers" or "NEOs") during 2013.

        The Named Executive Officers for 2013 are:

  •
  Joseph D. Quarin, President and Chief Executive Officer

  •
  William P. Hulligan, President and Chief Operating Officer (until December 31, 2013)

  •
  Ian M. Kidson, Executive Vice President and Chief Financial Officer

  •
  Thomas L. Brown, Senior Vice President and Chief Operating Officer, IESI (until November 30, 2013)

  •
  Domenico D. Pio, Executive Vice President, Strategy and Business Development

  •
  Ivan R. Cairns, Vice President and General Counsel

Executive Summary

2013 Business Performance and Strategic Highlights

        In 2013, the Corporation reported consolidated revenue of more than $2.03 billion dollars, an improvement of 6.8%, reflecting strong organic performances from each of our business lines in both our U.S. and Canadian operations. This performance, combined with contributions from acquisitions, enabled us to overcome more than a $23 million revenue decline due to foreign currency translation that negatively affected our U.S. dollar-denominated reported results compared to the prior year. We achieved Adjusted EBITDA of nearly $531 million and Adjusted EBIT of more than $246 million. (See the explanatory note on page 69 of the Corporation's management discussion and analysis for the year ended December 31, 2013, available on the Corporation's website, www.progressivewaste.com, or on the Canadian Securities Administrators' SEDAR website at www.sedar.com). Our business generated free cash flow of nearly $230 million, before spending on high-return infrastructure investments. Including these infrastructure investments, our free cash flow was $191 million. With fewer acquisitions completed in 2013 than the prior year, we concluded the integration of the 19 "tuck-in operations" acquired in 2012. We achieved higher route density and landfill internalization rates, as well as a $117 million contribution to total revenue in 2013, with these new assets. We increased our dividend by 7% to $0.60 per share and returned $64 million to shareholders through the payment of common share dividends.

Key Performance Elements of the Executive Compensation Program

•
Link pay to performance.  We compensate our executive officers based on the achievement of clearly articulated and measurable corporate performance goals that drive short- and long-term financial, operational and strategic business objectives and the value of their personal contributions.

•
Majority of executive pay is variable, "at risk" compensation.  Over 70% of our CEO's 2013 target total direct compensation was variable, at-risk compensation and over 66% of our other named executive officers' target total direct pay was similarly variable and at-risk. Thus, a significant value of our named executive officers' compensation is inherently and directly correlated with the degree of achievement of performance goals and movement in our share price. "Target total direct compensation" is the sum of annual base salary, target short-term incentive and target long-term incentive awards.

•
Pay is set at a competitive level.  In order to retain and motivate a high performing executive team, we review our executives' pay against a comparator group consisting of companies of similar size and complexity to Progressive Waste Solutions, and who we regard as competitors for executive talent. Target total direct compensation for our Named Executive Officers is based on the median of the comparator group, with the possibility for above median payout for superior performance.

2013 Compensation Decisions for Named Executive Officers

        The Compensation Committee took the following specific actions with respect to the compensation of the Named Executive Officers for 2013:

•
Base Salary:  Thomas L. Brown's base salary was adjusted to $450,000 effective January 1, 2013 — there were no base salary increases for the other Named Executive Officers.

•
Short-Term Incentive Plan:  Awarded annual bonuses under the Short Term Incentive Plan to our CEO at 88% of target, and to our other Named Executive Officers at a range of 72 to 89%.

•
Long-Term Incentive Awards:  Made long-term incentive awards through three equity vehicles: fair market value stock options ("Options"), time-based restricted stock units ("RSUs") and Performance Share Units ("PSUs"), weighted 25%, 25% and 50% respectively. The mix of awards reflects a careful calibration of performance drivers and retention objectives. Options are valuable only if the Corporation's share price increases. Options and RSUs cliff-vest on the third anniversary of grant and therefore have significant retentive power. The value of PSUs is dependent on achievement of the performance goals and the Corporation's share price.

•
2013-2015 Performance Metric:  PSUs will be earned based on achievement of a one year (2013) cumulative operating cash flow goal and a three year (2013-2015) average return on invested capital goal subject to adjustments based on relative performance against industry peer companies.

Compensation Governance Practices

•
Voluntary "Say on Pay" Vote.  In the board of directors' view, our shareholders should have the opportunity to fully understand the objectives, philosophy and principles the board of directors has used to make executive compensation decisions and to have an advisory vote on the board of directors' approach to executive compensation. As a result, although the Corporation is not required to do so under governing law, the board of directors has determined to provide voting shareholders the opportunity to cast a non-binding, advisory vote on the Corporation's executive compensation policy at the Meeting. This is the second year in which the Corporation is holding this advisory vote.

•
Robust Share Ownership Guidelines.  The Corporation maintains stock ownership guidelines requiring the CEO to own shares equal in value to five times his base salary and the other Named Executive Officers to hold shares equal in value to two times their base salaries.

•
Ability to "Claw Back" Compensation.  The Corporation's clawback policy permits recovery of incentive awards made to Named Executive Officers if the financial results on which such awards were based are subsequently restated and the Named Executive Officer's intentional misconduct contributed to the restatement.

•
No Hedging of Shares.  The Corporation has adopted a written policy that prohibits Named Executive Officers from purchasing financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

•
No "Single Trigger" Change in Control Severance Payments.  Severance is payable only if a Named Executive Officer's employment is terminated (actually or constructively) following a change in control.

•
No Tax Gross-Ups.  There are no tax-gross ups on compensation payable under our executive compensation program.

•
Incentives Do Not Encourage Excessive Risk-Taking.  We believe that the Corporation's incentive programs do not contain features that encourage excessive risk-taking.

Shareholder Engagement and Executive Compensation

        The Compensation Committee continued to assess the recent introduction of advisory shareholder votes on executive compensation at certain Canadian companies — also referred to as "Say-on-Pay" initiatives. The Corporation's executive compensation program received substantial shareholder support and was approved, on an advisory basis, by 98.7% of shareholders voting on the proposal at the 2013 Meeting. The Compensation Committee believes that these results reflect shareholders' strong support for the compensation design and decisions made by the Committee during 2012 and concluded that no significant revisions were necessary to our executive compensation program.

        The Corporation and its board of directors appreciate the importance that shareholders place on effective executive compensation programs. The directors have a legal duty to supervise the management of the business and affairs of the Corporation. One of our board of directors' key responsibilities is to assess the performance of senior executives and approve their compensation arrangements and the board of directors has delegated primary oversight and responsibility for discharging this function to the Compensation Committee.

        The purpose of this Compensation Discussion and Analysis is to discuss the Corporation's executive compensation programs and describes the approach taken for setting executive compensation. In the board of directors' view, the shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the board of directors has used to make executive compensation decisions and to have an advisory vote on the board of directors' approach to executive compensation. As a result, the board of directors is providing Voting Shareholders with a non-binding, advisory vote on the Corporation's executive policy at the Meeting. The board of directors believes that compensation programs for its senior executives are appropriate and that they drive performance for the benefit of all shareholders.

Compensation Philosophy

        The Compensation Committee's approach to NEO compensation is substantially the same for other executive officers. The Compensation Committee believes that compensation paid to NEOs should be aligned with short-term and long-term business objectives and tied to specific performance measures. The Corporation's compensation programs are designed to attract and retain highly qualified executives by paying them competitively in order to motivate them to increase shareholder value in the near term, and over time.

        The objectives of our compensation program are:

  •
  To attract and retain skilled individuals with superior leadership ability and managerial talent;

  •
  To ensure that competitive compensation practices are aligned with our corporate strategies, business objectives, and the long-term interests of our shareholders;

  •
  To provide incentives to achieve key strategic objectives and drive financial performance measures by linking incentive award opportunities with the achievement of measurable performance objectives; and

  •
  To provide a balanced approach to compensation practices that does not promote excessive risk taking.

Compensation Process

Compensation Committee Role in the Compensation Process

        The executive compensation program for senior management of the Corporation and its subsidiaries is overseen by the Compensation Committee. The Compensation Committee is responsible for reviewing, determining and recommending to our board of directors for final approval the annual salary, bonus and other compensation of the executive officers of the Corporation and its subsidiaries. The Compensation Committee is comprised entirely of independent directors.

        The primary responsibilities of the Compensation Committee are to: (1) evaluate the performance and determine the compensation of our Chief Executive Officer; (2) review and determine the compensation payable to our executive officers; (3) make recommendations to the board of directors regarding succession planning and management development; (4) make recommendations to the board of directors regarding the compensation payable to members of the board of directors; (5) review our incentive compensation and other stock-based plans and administer our stock based plans and our incentive compensation plan; (6) oversee the use of senior executive employment agreements and severance plans; (7) review compensation programs and policies for features that may encourage excessive risk taking, and determine the extent to which there may be a connection between compensation and risk; and (8) review and approve the Compensation Discussion and Analysis to be included in the proxy statement for our annual meetings.

Management's Role in the Compensation Process

        Mr. Quarin contributes to the compensation determinations by assessing the performance of the NEOs reporting to him and providing these assessments with recommendations to the Compensation Committee. Mr. Quarin does not recommend his own compensation nor does he participate in any Compensation Committee deliberations regarding his compensation.

Compensation Committee Advisor's Role in the Compensation Process

        In 2012, Meridian Compensation Partners ("Meridian") provided independent consulting services to the Compensation Committee on a range of matters related to executive compensation planning, including the development of a new Long Term Incentive Plan and published information on executive compensation. All services provided by Meridian were at the direction of the Compensation Committee. The total compensation paid to Meridian for services provided to the Compensation Committee in 2012 was C$91,757. Meridian provided no other services to the Corporation.

        In late 2012, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("F.W. Cook") to provide independent consulting services to the Compensation Committee on matters related to executive compensation. All services provided by F.W. Cook were at the direction of the Compensation Committee. The total compensation paid to F.W. Cook in 2012 was $5,557. F.W. Cook provided no other services to the Corporation in 2012. The total compensation paid to F.W. Cook in 2013 was $196,507. F.W. Cook provided no other services to the Corporation in 2013. The Compensation Committee has assessed F.W. Cook's independence and confirmed that F.W. Cook's work did not raise any conflict of interest.

Summary of Compensation Elements

        A key objective of Progressive Waste Solutions' compensation programs is to ensure that compensation is aligned with its corporate strategies, business objectives and the long-term interests of shareholders. To do this, programs reinforce pay-for-performance principles by aligning the payouts from executive compensation programs with the Corporation's financial performance.

Variable, "At Risk" Incentive Compensation

        In accordance with the compensation philosophy described above, incentives consist of an annual bonus plan, which is short-term in nature ("Short-Term Incentive Plan" or "STIP"), and long-term incentives, including equity grants, which have a longer-term focus ("Long-Term Incentive Plan" or "LTIP"). The Compensation Committee reviews information provided by its independent advisors and management to determine the appropriate level and mix of incentive compensation. For 2013, and historically, the Compensation Committee has determined that a majority of the compensation incentives to executive officers should be in the form of performance based short-term and long-term incentive compensation.

        The elements of 2013 total compensation for the Named Executive Officers are as follows:

Element	Objective	Key Features

Base Salary	Base salaries are intended to be market competitive and recognize executives' potential and actual contribution to the success of the Corporation.	Targeted to be market competitive with adjustments for individual performance, knowledge and experience.

Short-Term Incentive Plan	Reward short-term financial and operational performance.	Cash payment based on annual corporate/business unit performance relative to budgeted targets for Free Cash Flow, EBIT, Revenue, Safety, and Individual Goals.

Long-Term Incentive Plan	Align management's interests with those of shareholders, encourage retention and reward long-term company performance.	The LTIP is a performance based incentive plan under which Stock Options, Restricted Share Units and Performance Share Units are granted at the beginning of a 3 year performance period and settled at the end of the period based on actual achievement of performance targets for Operating Cash Flow and Return on Invested Capital.

Savings and Benefit Plans	Provide market based retirement benefits.	Named Executive Officers participate in pension (DPSP in Canada or 401(k) in the U.S.) and benefit programs on the same terms as all employees.

Perquisites	Provide market based perquisites.	Perquisites are limited primarily to a car allowance and certain club memberships.

Severance and Change in Control Agreements	Attract and retain high-quality executives by providing fair severance for qualifying terminations. Enable executives to objectively evaluate change in control transactions, remain focused on the business and drive shareholder value creation.	Named Executive Officers are entitled to severance based on a multiple of base salary and bonus upon termination of employment under certain circumstances and are subject to non-compete and non-solicitation covenants.

        The following chart shows the weighting of the various elements of executive compensation received in or in respect of the Corporation's 2013 fiscal year based on the amounts shown in the Summary Compensation Table.

Pay Benchmarking

        In 2013, the Compensation Committee with the assistance of F.W. Cook reviewed the 2012 competitive market benchmarking analysis for the Named Executive Officers.

        Following this review, the Compensation Committee approved the following seventeen companies for the comparator group in the 2013 benchmarking analysis. The comparator group is composed of North American waste management and companies in related industries with similar business models with median 2012 fiscal year-end revenues of $2,188 million, which was slightly higher than Progressive Waste Solutions' revenue of $1,897 million, and median market capitalization as of August 31, 2013 of $1,917 million which was lower than Progressive Waste Solutions' market capitalization of $2,788 million. Overall, Progressive Waste Solution is positioned between the 25th percentile and median in terms of revenue and number of employees, between the median and the 75th percentile in terms of market capitalization, operating income and total assets, and at the 25th percentile in terms of net income. The Compensation Committee believes that for senior management attraction and retention purposes, the North American waste management industry is the most appropriate comparator group for the Corporation, recognizing that approximately two-thirds of the Corporation's revenue is generated from U.S. markets and that the Corporation's senior management team is based in both Canada and the United States.

        The 2013 North American waste management comparator group companies included in F.W. Cook's review and approved by the Compensation Committee consisted of the seven companies which were part of the 2012 comparator group plus ten new companies. The new companies, which are of similar size and in related industries, were added to the peer group to provide a broader view of market compensation levels and increase the statistical significance of the data by increasing the number of comparator companies.

Atlas Air Worldwide* Casella Waste Systems Inc. Cintas* Clean Harbors Inc. Con-Way*	Covanta Holding Corp. Harsco* Newalta* NewPark Resources*	Republic Services, Inc. Russell Metals* Stericycle Inc. Tetra Tech*	TransForce* Waste Connections, Inc. Waste Management, Inc. Werner Enterprises*

*
New addition to peer group for 2013

        In assessing the competitiveness of the Named Executive Officers' total compensation, the Compensation Committee reviewed the market data presented by F.W. Cook. Based on that market data the Named Executive Officers' total direct compensation program was generally positioned at or slightly below the median of the comparator group.

        The Compensation Committee uses benchmarking as a point of reference for measurement. Benchmarking, however, is not the determinative factor for our Named Executive Officers' compensation, and does not supplant the analyses of the individual performance of the Named Executive Officers that are considered when making compensation decisions.

Elements of Total Compensation

Base Salary

        The principal purpose of base salary is to compensate our Named Executive Officers for their primary roles and responsibilities. Market data from the 2013 comparator group was considered in determining base salary targets for Named Executive Officers based on each executive officer's position and responsibility. An executive officer's actual salary relative to this competitive data varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for executive talent. The Compensation Committee reviews each executive officer's salary and performance annually. The Compensation Committee believes that the base salaries paid to these Named Executive Officers in 2013 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Short-Term Incentive Plan

        In fiscal 2013, the Named Executive Officers participated in an annual bonus plan which entitles senior officers to annual cash bonuses. The annual bonus is based on the Corporation's success in achieving financial and safety objectives, as well as individual goals and objectives for the year. The Compensation Committee approved the Named Executive Officers' annual objectives for 2013 and reviewed their performance during 2013, subject to the approval of the Board of Directors. The Compensation Committee also approved the fiscal 2013 awards for the Short-Term Incentive Plan.

        The following table provides each Named Executive Officer's annual target bonus opportunity for fiscal 2013. The individual target bonus percentages reflect individual roles and responsibilities, market data, performance and tenure.

Name	Target Bonus(1)

Joseph D. Quarin President and Chief Executive Officer	120%

William P. Hulligan President and Chief Operating Officer (until December 31, 2013)	100%

Ian M. Kidson Executive Vice President and Chief Financial Officer	90%

Thomas L. Brown(2) Senior Vice President, Chief Operating Officer, IESI (until November 30, 2013)	100%

Domenico D. Pio(3) Executive Vice President, Strategy and Business Development	100%

Ivan R. Cairns Vice President and General Counsel	100%

(1)
Presented as a percentage of base salary.

(2)
Mr. Brown's target bonus opportunity is based upon the financial performance of the Corporation's U.S. operations.

(3)
Mr. Pio's target bonus opportunity is based upon the financial performance of the Corporation's Canadian operations.

        For 2013, the Short-Term Incentive Plan components for senior management employees were designed to achieve further alignment with shareholders. Performance is measured relative to annual targets that were approved by the board of directors prior to the outset of the fiscal year (the "Annual Target"). While the final award for Named Executive Officers is in the judgment of the Compensation Committee, the measures and their relative weights in guiding the determination of annual bonus awards for 2013 were as follows:

Metric	Weighting	Rationale

Adjusted EBIT	40%	Adjusted EBIT is a key measure of the Corporation's operating profitability.

Free Cash Flow	25%	Free Cash Flow provides a clear measure of our ability to generate cash, and is also viewed as a key indicator of the Corporation's short and long term performance.

Revenue	15%	Revenue is an important measure because it provides a basis for evaluating the Corporation's performance versus its peers and comparing past results.

Safety	10%	Achievement of the safety goal will be determined on an "all or nothing" binary basis.

Individual Goals	10%	Individual contribution was evaluated by the Compensation Committee after considering performance reviews and assessments of each Named Executive Officer's performance.

        The Corporation's calculation of EBIT ("earnings before interest and taxes") is based on the consolidated statement of operations and comprehensive income or loss and is income before interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes, and net income (loss) from equity accounted investee. Adjusted EBIT also excludes transaction and related (recoveries) or costs, fair value movements in stock options, restricted share expense, non-operating or non-recurring expenses and impairment of intangible assets charged to amortization expense.

        In determining actual performance achieved on financial performance goals, the Compensation Committee, under the pre-established terms of the annual bonus plan, may exclude the effect of unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management for bonus purposes. Furthermore, any exclusions are made to ensure that rewards are aligned with the right business decisions and are not influenced by potential short-term gain or impact on bonuses.

        For 2013, the levels of achievement with respect to each of the financial measures were as follows:

Performance Measure	Target Performance ($)	Actual Performance ($)		Percentage Achieved (%)	Percentage Payout (%)

Adjusted EBIT	257,040	247,185	(2)	96	70

Free Cash Flow	283,401	297,963		105	138

Revenue(1)	1,950,551	1,982,194		102	115

(1)
Revenue excludes fuel surcharges and is expressed at FX parity.

(2)
All amounts presented at FX parity.

        In addition to the above corporate performance, Mr. Pio's annual incentive was also based on achievement of regional performance goals with respect to the same metrics. The overall achievement on a regional basis was 78% of target.

        The safety goal was not deemed achieved thus resulting in a zero payout on that measure.

Name	Target Bonus ($)	Actual Award ($)	Award Percentage

Joseph D. Quarin(1) President and Chief Executive Officer	786,267	688,967	88

William P. Hulligan President and Chief Operating Officer (until December 31, 2013)	550,000	466,395	85

Ian M. Kidson(1) Executive Vice President and Chief Financial Officer	327,611	290,345	89

Thomas L. Brown(2) Senior Vice President, Chief Operating Officer, IESI (until November 30, 2013)	412,500	307,618	75

Domenico D. Pio(1)(5) Executive Vice President, Strategy and Business Development	407,694	293,092	72

Ivan R. Cairns(1) Vice President and General Counsel	356,247	308,598	87

(1)
Messrs. Quarin, Kidson, Pio and Cairns receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollars amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2013 of C$1.00 = $0.9707.

(2)
Mr. Brown's bonus is based upon the financial performance of the Corporation's U.S. operations. His target is based on a pro rata amount for his employment from January 1 to November 30, 2013.

(5)
Mr. Pio's bonus is based upon the financial performance of the Corporation's Canadian operations.

Long-Term Incentive Programs

        For 2013, the Corporation provided its senior executives with annual LTIP awards through three vehicles: stock options, time-based restricted stock units and performance share units. The individual LTIP award values reflect individual roles and responsibilities, market data, performance and tenure. The weighting of the three vehicles reflect the objective to provide 50% of the LTIP in the form of performance awards and balance the remaining vehicles in terms of stock price appreciation (stock options) and retention (restricted stock).

        Stock Options.    25% of the LTIP awards granted to our Named Executive Officers in fiscal 2013 was in the form of stock options. These options cliff vest on the third anniversary of the grant date. The objective of the options is to link rewards to the creation of shareholder value over a longer term and aid in employee retention through vesting conditions. We believe that stock options motivate our Named Executive Officers to build shareholder value because they can realize value only if our stock appreciates over the option term.

        Restricted Stock Units.    25% of the LTIP awards granted to our Named Executive Officers in fiscal 2013 was in the form of RSUs. As with the options, these RSUs vest on the third anniversary of the grant date. RSUs are intended to provide a strong incentive for employee retention and promote the building of shareholder value.

        Performance Share Units.    Approximately 50% of the LTIP awards granted to our named executive officers in fiscal 2013 was in the form of cash-settled PSUs. The PSUs are based on performance versus targeted one-year (2013) Operating Cash Flow ("OCF") and three-year average (2013-2015) Return on Invested Capital ("ROIC"). We believe that our shareholders are primarily concerned with our ability to generate free cash flow and provide them with a reasonable return on their investment. In addition, we believe that using these variables serves to closely align management's interests with those of our shareholders. Further, these variables tie long term incentive compensation more directly to our NEO's and senior management's actual performance rather than to measures subject to stock market volatility.

        The payouts of the long term awards, which are payable at the end of the applicable three-year period, are based on achieving pre-determined levels of Operating Cash Flow and Return on Invested Capital, both of which are approved by the Compensation Committee at the beginning of the performance period. If our OCF exceeds target by 10% or more on a dollar basis and ROIC exceeds target by 1% or more on a percentage basis, then the awards will be a maximum of 175% of the target awards. Achievement of OCF at the threshold of 90% of target on a dollar basis and ROIC at the threshold of 1% below target on a percentage basis would result in the awards being 25% of the target awards. Results between the threshold and target, and results between target and maximum, are interpolated. Each of the two measures, OCF and ROIC, is weighted equally. If neither threshold is reached, no award will be paid for the applicable period.

        In 2013, the Compensation Committee established the LTIP payout and performance targets for the performance period. The 2013 OCF target is $385 million and the 2013-2015 ROIC target is 6.4%. The Corporation's OCF performance of $386.5 million represents an achievement of 100.4% of the target amount. ROIC performance is ultimately only determinable at the end of 2015. ROIC performance in 2013 was 5.97%.

Timing of Equity Grants

        The timing of equity grants is commensurate with the date on which the Compensation Committee approves the grants.

Other Programs

        We provide certain limited benefits to our Named Executive Officers. In general, these benefits make up a very small percentage of each Named Executive Officer's total compensation.

Retirement Plans

        The Corporation has no defined benefit or defined contribution pension plans.

        Mr. Quarin, Mr. Kidson, Mr. Pio and Mr. Cairns participate in the DPSP, which is available to all salaried employees of BFI Canada Inc. Under the DPSP, the Corporation or a subsidiary contributes up to 3% of the employees' base salary and annual cash bonus into the DPSP, up to the maximum allowable under the Income Tax Act (Canada). In 2013, the maximum allowable contribution to the DPSP was $11,779. The employee controls the investment of all funds deposited in the DPSP.

        Mr. Hulligan and Mr. Brown participated in the IESI Corporation 401(k) Savings Plan on the same level as all other eligible employees. IESI's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) plan by the employee.

Perquisites

        Perquisites are limited primarily to car allowances and certain club memberships, and for each NEO was less than $36,000 in 2013.

Severance and Change in Control Agreements

        We have a written severance agreement with each of our Named Executive Officers. We have these severance agreements to attract qualified and talented executive officers, and we want them to continue in our service. We believe the assurance that their income will not immediately suffer if their employment were to terminate, helps retain them in our service.

        We have a written change in control agreement with each of our Named Executive Officers. The purpose of the change in control agreement is to ensure executives' ongoing retention when considering potential transactions that may create uncertainty as to their future employment with the Corporation. Each agreement provides for a lump sum payment and other benefits if the NEO is terminated either without "Cause" or for "Good Reason" within two years following a change in control of Progressive. "Cause" and "Good Reason" are terms defined in each agreement. The lump sum payment is equal to a multiple of their respective base salary and bonus.

        The Compensation Committee believes that the benefits provided under the severance and change in control agreements are appropriate and are consistent with our objective of attracting and retaining highly-qualified executives.

        Detailed descriptions of the agreements for Named Executive Officers are in the Employment Agreements section on page 26.

Managing Compensation Related Risk

        The Compensation Committee has discussed the impact its compensation policies and practices for all of the Corporation's employees may have on the Corporation's management of risk and has concluded that the Corporation's programs do not encourage excessive risk taking. We believe our approach to setting performance targets, evaluating performance, and establishing payouts does not promote excessive risk taking. Further, our compensation mix of base salary, annual cash bonuses and long term equity grants provide the appropriate balance of near term performance improvement with sustainable long term value creation. The Compensation Committee considered that these policies have been well designed, consistently applied, and effectively implemented over a period of time. Strong internal controls are in place. Employees are also required to annually re-commit to their adherence to the Code of Conduct. Based on our assessment of the risks, we are satisfied that these risk mitigating practices eliminate a material adverse effect.

        The Compensation Committee considered the following aspects of our compensation policies and practices when evaluating whether such policies and practices encourage our employees to take unreasonable risks:

  •
  Measurable performance targets are established annually for each operating unit on a company-wide basis to encourage behavior that is in the best long-term interests of the Corporation and shareholders;

  •
  Performance-based awards include threshold, target, and maximum payouts correlating to a range of performance and are based on a variety of indicators of performance, which limits risk taking behavior;

  •
  Performance targets may be adjusted to exclude the benefit or detriment of extraordinary events to ensure that employees are compensated on results within their control or influence;

  •
  Our equity-based compensation with time-based vesting accounts for a significant period of risk and ensures that participating employee interests are aligned with the long-term interests of our shareholders;

  •
  Payouts under our performance plans remain at the discretion of our Compensation Committee even if targeted performance levels are reached;

  •
  Stock ownership guidelines require members of our board of directors, NEOs, and other senior level management employees to maintain significant ownership levels in our common stock, which aligns their personal wealth with the long-term performance of the Corporation;

  •
  Our Compensation Committee is advised by an independent compensation consultant that does not perform any work for management; and

  •
  The Corporation has claw back provisions in its equity award agreements as well as a claw back policy, designed to recoup compensation in certain cases when cause or misconduct are found.

Claw Back Provision

        The Compensation Committee has adopted a claw back policy to facilitate the recovery of incentive plan awards in certain circumstances. The claw back policy requires reimbursement, in all appropriate cases, of any bonus or long-term incentive compensation awarded to an executive officer or effecting the cancellation of non-vested restricted share awards and share options previously granted to the Named Executive Officers and other officers if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. The Compensation Committee will retain discretion to review and determine the required reimbursement under the claw back policy. This initiative supports the Compensation Committee's commitment to review and implement good governance practices in a tailored manner for Progressive Waste Solutions and to fulfill its mandate.

NEO Share Ownership Guideline and Hedging Policy

        To encourage the Named Executive Officers and other officers to build and maintain equity in the Corporation, the Corporation in 2010 implemented shareholding requirements for Named Executive Officers and other Officers. Target minimum shareholding must be achieved within a five (5) year period. Minimum shareholdings will be calculated including vested RSUs, vested PSUs and in the money amount of vested option gains. The minimum shareholdings by the Named Executive Officers and other officers will be as follows:

• Chief Executive Officer	5.0x base salary
• Other Named Executive Officers	2.0x base salary
• Other Officers	1.0x base salary

        The Corporation has adopted a written policy that prohibits Named Executive Officers and other Officers from purchasing financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

Performance Graph

        The following graph compares the percentage change in the cumulative shareholder return for C$100.00 invested in Units of the Fund (the Corporation's predecessor) with the total cumulative return of the S&P/TSX Total Return Index for the period from December 31, 2008 until December 31, 2013. Assuming reinvestment of distributions and dividends, C$100.00 invested in the Units on December 31, 2008 was worth C$297.50 on December 31, 2013.

Total Return from December 31, 2008 to December 31, 2013
Indexed to 100(%)

Source Bloomberg

        Because there are no publicly traded non-hazardous solid waste management companies in Canada, the performance of Progressive Waste Solutions' shares cannot be charted against an industry sub-index of various Canadian industry peers. As such, the trend in compensation to the Named Executive Officers during the past five years does not directly compare with the broader market trends in the above chart.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial years ended December 31, 2011, 2012 and 2013 by each of the Named Executive Officers.

							Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards(3)(6)(7) ($)		Option-based awards(3) ($)		Annual incentive plans(9)	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)

Joseph D. Quarin(1)(2) President and Chief Executive Officer	2013 2012 2011	655,223 675,429 530,786	711,193 2,021,313 451,168	(4)(5)	256,616 1,045,329 —	(8)	688,967 202,629 451,168	— — —	11,779 11,918 11,576	114,207 101,186 77,722	(12)	2,437,985 4,057,804 1,522,420

William P. Hulligan President and COO (until December 31, 2013)	2013 2012 2011	550,000 550,000 400,000	391,854 548,344 343,482		137,502 — —		466,394 137,500 340,000	— — —	7,650 7,500 6,782	75,616 94,827 39,439	(13)	1,629,016 1,338,171 1,129,704

Ian M. Kidson(2)(10) Executive Vice President and Chief Financial Officer	2013 2012	364,013 140,714	259,365 375,238		91,003 —		290,345 33,224		11,779 4,143	21,890 7,380	(14)	1,038,395 560,699

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI (until November 30, 2013)	2013 2012 2011	412,500 420,000 400,000	320,630 418,736 343,482		112,501 — —		307,618 147,000 332,000	— — —	7,650 7,500 6,782	3,155,909 57,532 35,378	(15)(18)	4,351,223 1,050,768 1,117,642	(18)

Domenico D. Pio(2) Executive Vice President, Strategy and Business Development	2013 2012 2011	407,694 420,267 404,343	1,596,283 419,002 343,692	(11)	101,926 — —		293,092 224,343 334,594	— — —	11,779 11,918 11,574	57,891 34,788 27,514	(16)	2,468,665 1,110,318 1,121,717

Ivan R. Cairns(2) Vice President and General Counsel	2013 2012 2011	356,247 367,233 360,876	253,841 366,127 306,745		89,060 — —		308,598 91,808 306,745	— — —	11,779 11,918 11,574	44,970 51,992 49,670	(17)	1,064,495 889,078 1,035,610

(1)
Mr. Quarin does not receive compensation for acting as a director of the Corporation.

(2)
Messrs. Quarin, Kidson, Pio and Cairns receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2013 of C$1.00 = $0.9707; for 2012 of C$1.00 = $1.0006 and for 2011 of C$1.00 = $1.0109.

(3)
In 2013, the NEOs received share based awards consisting of PSUs, RSUs and options pursuant to the 2013 LTIP. The grant date fair values of the PSUs, RSUs and options for the NEOs are as follows, respectively:

a.For Mr. Quarin, $454,603, $256,590 and $256,616;

b.For Mr. Hulligan, $254,328, $137,526 and $137,502;

c.For Mr. Kidson, $168,364, $91,001 and $91,003;

d.For Mr. Brown, $208,135, $112,495 and $112,501;

e.For Mr. Pio, $188,568, $101,929 and $101,926; and

f.For Mr. Cairns, $164,772, $89,069 and $89,060.

The grant date fair value for the PSUs has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share of C$19.87 on the grant date, stock price volatility of 35.45%, dividend yield of 2.62% and a term of 2.75 years. The number of PSUs that vest depends on the achievement of operating cash flow and return on invested capital performance measures for the 2013-2015 performance cycle.

The grant date fair value for the RSUs is based on the purchase price of common shares at C$21.40 for Mr. Quarin, Mr. Kidson, Mr. Pio and Mr. Cairns and at $21.03 for Mr. Hulligan and Mr. Brown.

Options were granted to the NEOs to purchase common shares at C$21.35 per share as follows: Mr. Quarin — 46,788; Mr. Hulligan — 25,833; Mr. Kidson — 17,329; Mr. Brown — 21,136; Mr. Pio — 19,409; and Mr. Cairns — 16,959. The grant date fair value of the options has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share on the grant date of C$19.87, stock price volatility of 35.45%, dividend yield of 2.62% and a term of 4.9 years.

(4)
Mr. Quarin received share based awards in 2012 consisting of PSUs and RSUs. The grant date fair values of the PSUs and RSUs are $1,010,093 and $1,011,220, respectively.

(5)
The grant date fair value of Mr. Quarin's RSUs is based on the purchase price of 50,000 common shares at C$19.95 per share.

(6)
Amounts reported for 2012 represent the grant date value of PSUs awarded during that year. The grant date fair value has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share of C$19.87 on the grant date, stock price volatility of 23.89%, dividend yield of 2.62% and a term of 2.79 years. The number of PSUs that vest depends on the achievement of operating cash flow and return on invested capital performance measures for the 2012 – 2014 performance cycle. Amounts reported for 2011 and 2010 include the actual amount of the LTIP awards for the respective years, including the portions that have not yet vested, based on the financial performance of the Corporation during the respective years.

(7)
The grant date fair value for the share based awards is the same as the accounting fair value.

(8)
Mr. Quarin received a grant of options in 2012 to purchase 210,000 common shares of the Corporation at C$20.29 per share. The grant date fair value has been calculated in accordance with the Black-Scholes-Merton methodology. The key valuation assumptions used were the fair value of a share on the grant date of C$20.01, stock price volatility of 36.64%, dividend yield of 2.80% and a term of 4.70 years.

(9)
This reflects the value awarded to each Named Executive Officer under the Bonus Plan.

(10)
Mr. Kidson began employment with the Corporation on August 15, 2012. Mr. Kidson's employment agreement provided that he participated in the 2012 LTIP based on a target of 100% of his annual base salary.

(11)
Mr. Pio received a grant of RSUs in 2013. The grant date fair value of the RSUs is $1,305,786 based on the purchase price of 60,000 shares at C$22.42.

(12)
Includes dividends on RSUs and LTIP shares of $87,569 and a car allowance of $21,485.

(13)
Includes dividends on RSUs and LTIP shares of $48,559, a car allowance of $21,600, life insurance premiums of $10,668 and club dues of $14,000.

(14)
Includes a car allowance of $14,561.

(15)
Includes dividends on RSUs and LTIP shares of $32,745 and a car allowance of $16,615.

(16)
Includes dividends on RSUs and LTIP shares of $35,176 and a car allowance of $18,216.

(17)
Includes a car allowance of $30,361.

(18)
Pursuant to the provisions for termination of his employment agreement, Mr. Brown will receive $3,134,019 over 24 months from November 30, 2013. An additional amount may be payable upon determination of achievement of the performance criteria for the 2012 LTIP. See table on page 32.

Incentive Plan Awards

        The following table presents the Share and option based awards to the Named Executive Officers outstanding at the end of 2013.

	Option-Based Awards(1)					Share-Based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)(2)	Option expiration date(5)	Value of unexercised in-the-money options(6) ($)	Number of shares that have not vested(7) (#)	Market or payout value of share-based awards that have not vested(6) ($)	Market or payout of vested share based awards not paid out or distributed(6) ($)

Joseph D. Quarin President and Chief Executive Officer	225,000 283,000 210,000 46,788	(3) (4)	28.30 19.41 19.70 20.72	February 14, 2016 August 24, 2018 December 31, 2021 March 25, 2023	2,760,276	69,437	1,718,566	1,885,331

William P. Hulligan President and Chief Operating Officer (until December 31, 2013)	25,833	(4)	20.72	March 25, 2023	104,107	12,185	301,579	—

Ian M. Kidson Executive Vice President and Chief Financial Officer	17,329	(4)	20.72	March 25, 2023	69,836	4,549	112,588	—

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI (until November 30, 2013)	100,000 21,136	(4)	19.41 20.72	November 30, 2015 November 30, 2018	488,178	20,438	505,841	892,584

Domenico D. Pio Executive Vice President, Strategy and Business Development	19,409	(4)	20.72	March 25, 2023	78,218	70,547	1,746,038	—

Ivan R. Cairns Vice President and General Counsel	16,959	(4)	20.72	March 25, 2023	68,345	9,318	230,621	—

(1)
As of March 18, 2014, the total number of Shares issuable on the exercise of options outstanding was 2,633,491 or 2.3% of the Corporation's outstanding Shares.

(2)
Exercise prices are in Canadian dollars and for this presentation have been converted to U.S dollars based on the Bank of Canada average rate of exchange for 2013 of C$1.00 = $0.9707.

(3)
Options vest on December 31, 2016.

(4)
Options vest on March 26, 2016.

(5)
The options expiring February 14, 2016 were granted on February 15, 2006; the options expiring August 24, 2018 were granted on August 26, 2008; the options expiring December 31, 2021 were granted on August 20, 2012; and the options expiring on March 25, 2023 were granted on March 26, 2013.

(6)
Values presented are based on the December 31, 2013 closing price of a Share on the NYSE of $24.75.

(7)
LTIP shares and Bonus Equity Awards which have not vested as of December 31, 2013.

Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2013.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(1)(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Joseph D. Quarin President and Chief Executive Officer	Nil	349,145	N/A

William P. Hulligan President and Chief Operating Officer (until December 31, 2013)	Nil	791,979	N/A

Ian M. Kidson Executive Vice President and Chief Financial Officer	Nil	Nil	N/A

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI (until November 30, 2013)	Nil	Nil	N/A

Domenico D. Pio Executive Vice President, Strategy and Business Development	Nil	224,786	N/A

Ivan R. Cairns Vice President and General Counsel	Nil	189,479	N/A

(1)
Values presented are based on the closing price of a Share on the NYSE on the date of vesting of the award.

(2)
All share based awards that vested in 2013 have been distributed.

Employment Agreements

        The Corporation's success depends on the leadership, dedication and experience of its senior management group. The Corporation has entered into employment agreements with certain senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment. Any modification or renewal of the employment agreements between the Corporation's subsidiary entities and its executive officers will be subject to the prior review of the Compensation Committee, which shall make a recommendation thereon to our board of directors.

Joseph D. Quarin, President and Chief Executive Officer

        Effective January 1, 2008, Mr. Quarin entered into a new employment agreement for a term of three years. The term of Mr. Quarin's agreement is automatically renewed for successive three year terms unless either party gives notice of non-renewal to the other. In 2008, Mr. Quarin was awarded a Bonus Equity Award representing 60,000 Shares, all of which vested on January 1, 2011. Effective November 16, 2010, Mr. Quarin became President and Chief Operating Officer of the Corporation. Effective January 1, 2011, Mr. Quarin was entitled to a base salary of C$525,000 and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets were met (or greater than 100% in the case of exceptional performance). Effective January 1, 2012, his base salary as Vice Chairman and Chief Executive Officer was C$675,000 and his bonus entitlement was 120% of his base salary. In addition, Mr. Quarin was granted a bonus award of 50,000 Restricted Shares and options to purchase 210,000 common shares. Mr. Quarin's base salary was not adjusted for 2013. Effective January 1, 2014, Mr. Quarin became President and Chief Executive Officer and, effective April 1, 2014, his base salary will be C$725,000. Mr. Quarin is eligible to participate in the LTIP and other compensation plans and is also entitled to a car allowance and country or health club benefits.

William P. Hulligan, President and Chief Operating Officer (until December 31, 2013)

        Effective January 1, 2011, Mr. Hulligan entered into a new employment agreement for a term of three years. The term of Mr. Hulligan's agreement is automatically renewed for successive one year terms unless either party gives notice of non-renewal to the other. In 2011 Mr. Hulligan was entitled to an annual base salary of $400,000 and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets were met (or greater than 100% in the case of exceptional performance). In addition, Mr. Hulligan was granted a Bonus Equity Award representing 60,000 Shares half vesting on December 15, 2012, and half vesting on December 15, 2013. When Mr. Hulligan became President and Chief Operating Officer on January 1, 2012, his annual base salary increased to $550,000 and his bonus entitlement was unchanged. Mr. Hulligan's base salary was not adjusted for 2013. Mr. Hulligan is eligible to participate in the LTIP and other compensation plans. Mr. Hulligan is also entitled to a car allowance and country or health club benefits. Effective December 31, 2013, Mr. Hulligan's employment agreement terminated and he ceased to be President and Chief Operating Officer.

Ian M. Kidson, Executive Vice President and Chief Financial Officer

        Effective August 15, 2012, Mr. Kidson entered into an employment agreement for a term of two years and became Vice President and Chief Financial Officer. The term of Mr. Kidson's agreement is automatically renewed for successive one year terms unless either party gives notice of non-renewal to the other. Mr. Kidson was entitled to an annual base salary of C$375,000 and was eligible to receive an annual bonus of up to 85% of his base salary if certain performance targets were met (or greater than 85% in the case of exceptional performance). Mr. Kidson's base salary was not adjusted for 2013 but he became eligible to receive an annual bonus of up to 90% of his base salary. Effective January 1, 2014, Mr. Kidson became Executive Vice President and Chief Financial Officer and he became eligible to receive an annual bonus of up to 100% of his base salary. Effective April 1, 2014, his base salary will be C$425,000. Mr. Kidson is eligible to participate in the LTIP and other compensation plans and is also entitled to a car allowance and country or health club benefits.

Thomas L. Brown, Senior Vice President and Chief Operating Officer, IESI (until November 30, 2013)

        Mr. Brown entered into an employment agreement with IESI effective January 21, 2005, which provided that he would serve as Senior Vice President and Chief Operating Officer of IESI. Mr. Brown was also granted an option to acquire 100,000 Common Shares. In 2009, Mr. Brown was granted a Bonus Equity Award of 15,000 Common Shares vesting on May 31, 2012. Effective January 1, 2011, Mr. Brown was entitled to an annual base salary of $400,000 and was eligible to receive an annual bonus of up to 100% of his base salary. Effective January 1, 2012, Mr. Brown's base salary became $420,000. Mr. Brown's base salary was adjusted to $450,000 effective January 1, 2013. Effective January 1, 2012, a termination on three months' notice by Mr. Brown would constitute good reason for severance purposes. Mr. Brown ceased to be an employee of the Corporation effective November 30, 2013.

Domenico D. Pio, Executive Vice President, Strategy and Business Development

        Effective March 23, 2010, Mr. Pio entered into an employment agreement with an indefinite term. Effective January 1, 2011, Mr. Pio was entitled to an annual base salary of C$400,000 and was eligible to receive an annual bonus of up to 85% of his base salary if certain performance targets were met (or greater than 85% in the case of exceptional performance). Effective January 1, 2012, Mr. Pio entered into a new employment agreement for a term of three years. The term is automatically renewed for successive one year terms unless either party gives notice of non-renewal to the other. Mr. Pio became Vice President and Chief Operating Officer of BFI Canada Inc. and his base salary was increased to C$420,000 and his bonus entitlement was increased to 100% of his base salary. Mr. Pio's base salary was not adjusted for 2013. Effective October 10, 2013, Mr. Pio became

Executive Vice President, Strategy and Business Development. Effective April 1, 2014, his base salary will be C$435,000. Mr. Pio is eligible to participate in the LTIP and other compensation plans and is also entitled to a car allowance and country or health club benefits.

Ivan R. Cairns, Vice President and General Counsel

        Effective July 2, 2010, Mr. Cairns entered into an employment agreement for a term of two years. The term of Mr. Cairns' agreement is automatically extended for successive one year terms unless either party give notice of non-renewal to the other. Mr. Cairns was granted a Bonus Equity Award of 17,150 Restricted Shares that vested on June 30, 2012. In 2011, Mr. Cairns was entitled to an annual base salary of C$357,000 and was eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets were met (or greater than 100% in the case of exceptional performance). Effective January 1, 2012, Mr. Cairns' base salary became $C367,000. His base salary was not adjusted for 2013 or 2014. Mr. Cairns is eligible to participate in the LTIP and other compensation plans and is also entitled to a car allowance and country or health club benefits.

Termination and Change of Control Benefits

        Each Named Executive Officer's employment agreement provides for certain compensation arrangements upon the termination of his service with the Corporation, on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the Named Executive Officers will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable.

        The employment agreements also provide for certain benefits in the event of a change of control of the Corporation. A "change of control" is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of the Corporation's outstanding voting securities; (ii) the amalgamation, merger or consolidation of the Corporation or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former security holders of the Corporation or its subsidiaries and affiliates; (iii) the sale or disposition by the Corporation of all or substantially all of its assets to another entity that is not wholly owned by the Corporation; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record). As noted below, the employment agreements are "double trigger" agreements, which require both a change of control and the termination of employment by the Corporation without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) for Mr. Quarin and Mr. Pio, a relocation of the Named Executive Officer's place of employment; (iv) the failure to pay material compensation when due; or (v) for Mr. Quarin, a change of control of the Corporation, or a sale of all or substantially all of the assets of Corporation, in either case to a private equity investor, unless the Named Executive Officer is acting in concert with such investor.

Joseph D. Quarin, President and Chief Executive Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Quarin is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) a payment equal to the cost of Mr. Quarin converting his group insurance policies to private coverage for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Quarin is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Quarin is entitled to the payments and other benefits described above, except that if he is entitled to benefits under the Corporation's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Quarin is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Quarin's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, prorated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Quarin has agreed not to compete with Progressive Waste Solutions for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

William P. Hulligan, President and Chief Operating Officer (until December 31, 2013)

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by the Corporation, Mr. Hulligan is entitled to: (i) an amount equal to base salary for the severance period (i.e., the balance of term under the agreement); (ii) an amount equal to his annual bonus at target for any completed fiscal year for which the bonus had not been paid and the pro-rated portion of the part year to the termination date, and the pro-rated portion for the severance period; (iii) immediate vesting of and continued right to exercise any options for their original term; (iv) immediate vesting of LTIP shares previously awarded; and (v) payment for any unused vacation days for the calendar year.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Hulligan is entitled to (i) continuation of base salary (at the rate then in effect) up to the termination date; (ii) payment of the annual bonus for any completed fiscal year for which the bonus has not been paid and a pro-rated portion for the past year to the termination date; (iii) payment of an amount equal to two times the base salary and target annual bonus then in effect; (iv) immediate vesting of and continued right to exercise any options for their original term; (v) immediate vesting of LTIP shares previous awarded; and (vi) payment of any unused vacation days for the calendar year.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Hulligan is entitled to payment of outstanding salary to his termination date.

        Mr. Hulligan has agreed not to compete with Progressive Waste Solutions for 24 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Ian M. Kidson, Executive Vice President and Chief Financial Officer

        On termination without cause or resignation with good reason, Mr. Kidson is entitled to: (i) an amount equal to base salary for 24 months; (ii) payment of an amount equal to one-twelfth of the annual bonus at the target amount, payable monthly for 24 months; (iii) continued participation in the Corporation's benefit plans for 24 months; (iv) continued vesting of and right to exercise any options for 24 months; (v) payment of the annual bonus for the year of termination, pro-rated to the termination date; and (vi) payment of the LTIP for the year of termination in accordance with the provisions of the LTIP.

        On termination without cause, or resignation for good reason, in either case, within 24 months following a change in control, Mr. Kidson is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive compensation and share based compensation shall vest in full and shall otherwise be exercisable in accordance with the applicable plan.

        Mr. Kidson has agreed not to compete with Progressive Waste Solutions for 24 months following termination of his employment for any reason and will not solicit customers or employees for 24 months.

Thomas L. Brown, Senior Vice President and Chief Operating Officer, IESI (until November 30, 2013)

        On termination without cause or resignation for good reason, as defined in the employment agreement, as amended, Mr. Brown is entitled to: (i) an amount equal to two times his base salary; (ii) an amount in respect of bonus and the LTIP entitlement for the lesser of (x) 24 months following termination, and (y) the number of months to Mr. Brown's 65th birthday; and (iii) an amount equal to two times the average annual LTIP entitlement based on the prior two years, to be paid in equal monthly installments.

        On termination without cause within six months preceding or 24 months following a change of control, as defined in the employment agreement, the payments described above will be paid as a lump sum, and all unvested incentive compensation and share based compensation shall vest immediately.

Domenico D. Pio, Executive Vice President, Strategy and Business Development

        On termination without cause or resignation for good reason, Mr. Pio is entitled to: (i) an amount equal to base salary for 18 months (or 24 months if after March 15, 2015); (ii) payment of an amount equal to one-twelfth of the annual bonus at the target amount and the average annual amount allocated under the LTIP for the previous two fiscal years, payable monthly for 18 months (or 24 months if after March 15, 2015); (iii) continued participation in the Corporation's benefit plans for 18 months (or 24 months if after March 15, 2015); (iv) continued vesting of and right to exercise any options for 18 months (or 24 months if after March 15, 2015); (v) payment of the annual bonus for the year of termination, pro-rated to the termination date; and (vi) payment of the LTIP for the year of termination in accordance with the provisions of the LTIP.

        On termination without cause, or resignation for good reason, in either case, within 24 months following a change in control, Mr. Pio is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive compensation and share based compensation shall vest in full and shall otherwise be exercisable in accordance with the applicable plan.

        Mr. Pio has agreed not to compete with Progressive Waste Solutions for 18 months following termination of his employment for any reason and will not solicit customers or employees for 18 months.

Ivan R. Cairns, Vice President and General Counsel

        On termination without cause or resignation for good reason, Mr. Cairns is entitled to: (i) an amount equal to base salary for the number of months to the end of the term; (ii) payment of the annual bonus for the year of termination, pro-rated to the termination date and pro-rated for the number of months to the end of the term; (iii) immediate vesting of and right to exercise any options for their original term; and (iv) immediate vesting of LTIP shares previously awarded.

Estimated Payments to Named Executive Officers

        The following table presents, for each of the Named Executive Officers, incremental payments and other benefits to which they would be entitled under their respective employment agreements (where those amounts can be quantified), assuming that the termination circumstances described in those agreements occurred on December 31, 2013:

Name	Termination Without Cause or Resignation for Good Reason(2)(3)(4) ($)	Disability(6) ($)	Retirement ($)	Death ($)

Joseph D. Quarin(1) President and Chief Operating Officer	7,361,823	4,478,842	—	4,478,842

William P. Hulligan President and Chief Operating Officer (until December 31, 2013)	405,686	405,686	—	405,686

Ian M. Kidson(1) Executive Vice President and Chief Financial Officer	1,457,634	74,385	—	74,385

Thomas L. Brown(4)(5) Senior Vice President, Chief Operating Officer, IESI (until November 30, 2013)	3,134,019	N/A	—	N/A

Domenico D. Pio(1) Executive Vice President, Strategy and Business Development	3,047,338	1,824,256	—	1,824,256

Ivan R. Cairns(1) Vice President and General Counsel	655,211	298,965	—	298,965

(1)
Messrs. Quarin, Kidson, Pio and Cairns receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted into U.S. dollars based on the Bank of Canada average rate of exchange for 2013 of C$1.00 = $0.9707.

(2)
Includes for Mr. Quarin the Corporation's election not to renew his employment agreement.

(3)
Includes payments on termination without cause or resignation for good reason within 24 months following a change of control.

(4)
If the Named Executive Officer is not entitled to benefits under the Corporation's short and long term disability programs, the maximum payment on termination for disability will be the amount set forth under "Termination Without Cause or Resignation for Good Reason". The amounts in this column represent the maximum entitlement on termination for disability for the Named Executive if he is entitled to benefits under the Corporation's short and long term disability programs, and is calculated based on immediate vesting of unvested LTIP awards and Bonus Equity Awards as at December 31, 2013.

(5)
Amounts to be paid to Mr. Brown over 24 months from November 30, 2013 pursuant to the provisions for termination of his employment agreement. An additional amount may be payable upon determination of achievement of the performance criteria for the 2012 LTIP.

        The following table provides additional details regarding the components included in the foregoing presentation of the estimated incremental payments from the Corporation to each of the Named Executive Officers, assuming termination without cause or resignation for good reason on December 31, 2013:

Name	Base Salary(2) ($)		Bonus(3) ($)	LTIP ($)	Vesting of LTIP Entitlements and Bonus Equity Awards and Value of Unexercised Options(5) ($)	Total ($)

Joseph D. Quarin(1) President and Chief Operating Officer	1,310,446	(6)	1,572,535	(4)	4,478,842	7,361,823

William P. Hulligan(7) President and Chief Operating Officer (until December 31, 2013)	NIL		NIL	NIL	405,686	405,686

Ian M. Kidson(1) Executive Vice President and Chief Financial Officer	728,026		655,223	NIL	74,385	1,457,634

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI (until November 30, 2013)	900,000		900,000	340,000	994,019	3,134,019	(8)

Domenico D. Pio(1) Executive Vice President, Strategy and Business Development	611,541		611,541	(4)	1,824,256	3,047,338

Ivan R. Cairns(1) Vice President and General Counsel	178,123		178,123	NIL	298,965	655,211

(1)
Messrs. Quarin, Kidson, Pio and Cairns receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2013 of C$1.00 = $0.9707.

(2)
Represents, for Messrs. Quarin, Kidson, an amount equal to base salary for 24 months, for Mr. Pio, an amount equal to base salary for 18 months and for Mr. Cairns, an amount equal to base salary for six months.

(3)
Represents, for Messrs. Quarin and Kidson, an amount equal to two times annual bonus at target, for Mr. Pio, an amount equal to 1.5 times annual bonus at target and for Mr. Cairns an amount equal to 0.5 times annual bonus at target.

(4)
The LTIP component cannot be calculated until the achievement of performance criteria has been determined.

(5)
Bonus Equity Awards vest on termination without cause and, together with unexercised options, are valued based on the December 31, 2013 closing price of a Share on the NYSE of $24.75.

(6)
Mr. Quarin is entitled to payment of an amount to convert his group insurance policies to private coverage for 24 months and continuation of his car allowance and health club benefits for 24 months, which are not included in the amount shown.

(7)
The term of Mr. Hulligan's employment agreement ended on December 31, 2013.

(8)
Amounts to be paid to Mr. Brown over 24 months from November 30, 2013 pursuant to the provisions for termination of his employment agreement. An additional amount may be payable upon determination of achievement of the performance criteria for the 2012 LTIP.

 Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) ($)		Weighted-average exercise price of outstanding options, warrants and rights(1) ($)	Number of securities remaining available for future issuance under equity compensation plans(1) ($)
Plan Category
Equity compensation plans approved by security holders(4)	2,637,866		$22.36	1,168,637
Equity compensation plans not approved by security holders	—		—	—

Total	2,637,866	(2)	$22.36	1,168,637	(3)

(1)
As of December 31, 2013.

(2)
Represents approximately 2.3% of the Corporation's outstanding Shares as at December 31, 2013.

(3)
Represents approximately 1.0% of the Corporation's outstanding Shares as at December 31, 2013.

(4)
Includes 31,503 options assumed by the Corporation in connection with the Merger with Waste Services, Inc.

Composition of the Compensation Committee

        During the year ended December 31, 2013, the Compensation Committee assisted the board of directors in determining and administering the compensation for the senior officers of the Corporation and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2013: Mr. John T. Dillon (Chair), Mr. James J. Forese, Michael H. DeGroote (until May 7, 2013), Mr. Jeffrey L. Keefer, Mr. Douglas W. Knight, Mr. Daniel R. Milliard and from July 22, 2013, Mr. William B. White.

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2013 was an officer, employee or former officer or employee of the Corporation or any of its subsidiary entities or affiliates.

COMPENSATION OF DIRECTORS OF THE CORPORATION

        The Compensation Committee is responsible for reviewing directors' compensation and recommending changes to our board of directors. In determining director compensation, the Committee is guided by the following compensation principles/philosophy:

  •
  compensation is appropriate and competitive with the median of the U.S. market;

  •
  the compensation is competitive and fair considering the time, effort and commitment of the directors; and

  •
  the mix and level of compensation should be reviewed against the North American waste management comparator group as well as a broader comparator group of Canadian/U.S. public companies of comparable complexity and size.

Directors' Compensation Arrangements

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in this Circular. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2013 of C$1.00 = $0.9707.

        Compensation levels for the directors in 2013 are set forth below.

  •
  $155,000 Canadian annual retainer for being a member of our board of directors;

  •
  $255,000 Canadian annual retainer for the Chair of our board of directors;

  •
  $15,000 Canadian additional annual retainer for being the Chair of a committee of the board of directors;

  •
  Total compensation to directors is paid 50% in cash and 50% in director Share units/LTIP, and;

  •
  No additional meeting or committee membership fees are paid.

        The Compensation Committee engaged F.W. Cook to review the compensation levels payable to directors and, based upon their recommendations, effective January 1, 2014, the annual retainer for the Chairman has been increased to C$265,000 and the annual retainer for each other director has been increased to C$165,000.

Directors' Compensation Table

        During the year ended December 31, 2013, a total of $45,549 was paid in respect of reimbursement of expenses incurred by the directors relating to travel and other expenses attributable to attending board and board committee meetings. Joseph D. Quarin, the President and Chief Executive Officer of the Corporation, was not entitled to compensation for acting in the capacity of a director of the Corporation; however, all his expenses were paid by the Corporation or a subsidiary.

Name	Fees Earned(1) ($)	Share Based Awards(1) ($)	Total(1) ($)
James J. Forese	123,713	123,815	247,529
Michael G. DeGroote (until February 13, 2013)	18,389	—	18,389
Michael H. DeGroote (until May 7, 2013)	34,107	18,802	52,909
John T. Dillon	82,516	82,503	165,019
Jeffrey L. Keefer	82,516	82,503	165,019
Douglas W. Knight	82,516	82,503	165,019
Daniel R. Milliard	82,516	82,503	165,019
William B. White (from July 22, 2013)	33,314	33,329	66,643

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2013 of C$1.00 = $0.9707

Director Share Ownership Guideline

        On August 3, 2006, the board of trustees approved a Unit Ownership Program for trustees of the Fund, which has been continued for the directors of the Corporation. The program, as amended in 2013, provides that by the later of June 30, 2014 or five years from the date of joining the Board, each director will be required to own Shares of the Corporation having a purchase value or fair market value, whichever is higher, equivalent to six times his or her annual retainer payable in cash. As of March 18, 2014, the directors of the Corporation beneficially owned 249,625 shares of the Corporation.

Director Retirement Policy

        The Corporation does not have a retirement policy for directors.

Other Information

Succession Planning

        The board of directors, with the assistance of the Compensation Committee, oversees the succession planning process, annually reviewing the Corporation's leadership development strategies and succession plans for key leadership roles. Effective October 10, 2013, Domenico D. Pio became Executive Vice President, Strategy and Business Development and Kevin C. Walbridge assumed responsibility for the Canadian Operations. Effective January 1, 2014, Joseph D. Quarin became President and Chief Executive Officer, Kevin C. Walbridge became Executive Vice President and Chief Operating Officer and Ian M. Kidson became Executive Vice President and Chief Financial Officer of the Corporation.

Meetings of Independent Directors

        At each regularly scheduled meeting of the board of directors and committees, and at most other meetings, the independent directors meet without non-independent directors and members of management in attendance.

Director Education

        The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give directors timely access to the information they need to carry out their duties. The directors periodically visit operating facilities. Directors may also attend education programs at the Corporation's expense.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        As of March 18, 2014, none of the current or former directors, or executive officers of the Corporation or its subsidiary entities was indebted to the Corporation or any of its subsidiaries.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following table describes the Corporation's governance practices. For convenience, these are organized by reference to the requirements set out in National Instrument 58-101 of the Canadian Securities Administrators ("NI 58-101").

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
1. Board of Directors	Yes	A majority of the members of our board of directors are independent. The independent directors are as follows:

•

John T. Dillon

•

James J. Forese

•

Jeffrey L. Keefer

•

Douglas W. Knight

•

Daniel R. Milliard

The following director is not independent: • Joseph D. Quarin
The directors have determined that Mr. Quarin is considered to be non-independent as a result of his position as an executive officer of the Corporation.

The following directors are presently a director of another reporting issuer or public company in a foreign jurisdiction:

•

John T. Dillon serves on the board of directors of Kellogg Company; and

•

James J. Forese serves on the board of directors of MISTRAS Group, Inc.

The attendance record of each director for board meetings during 2013 is as follows:

•

James J. Forese (Chair): 5 of 5 meetings

•

John T. Dillon; 5 of 5 meetings

•

Jeffrey L. Keefer: 4 of 5 meetings

•

Douglas W. Knight: 5 of 5 meetings

•

Daniel R. Milliard: 5 of 5 meetings

•

Joseph D. Quarin: 5 of 5 meetings

Prior to, or following each meeting of our board of directors, the independent directors hold a separate meeting at which non-independent directors and members of management do not attend.
The Chairman's role is to facilitate open and candid discussion among the independent directors. The Corporation's non-executive Chairman, James J. Forese, is an independent director.

The attendance record for members of the Audit Committee during 2013 is as follows:

•

Douglas W. Knight (Chair): 4 of 4 meetings

•

John T. Dillon: 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

Jeffrey L. Keefer: 4 of 4 meetings

•

Daniel R. Milliard: 4 of 4 meetings

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices

The attendance record for members of the Compensation Committee during 2013 is as follows:

•

John T. Dillon: 6 of 6 meetings

•

James J. Forese: 6 of 6 meetings

•

Jeffrey L. Keefer: 6 of 6 meetings

•

Douglas W. Knight: 6 of 6 meetings

•

Daniel R. Milliard: 6 of 6 meetings

The attendance record for members of the Governance and Nominating Committee during 2013 is as follows:

•

Daniel R. Milliard (Chair): 5 of 5 meetings

•

John T. Dillon: 5 of 5 meetings

•

James J. Forese: 5 of 5 meetings

•

Jeffrey L. Keefer: 5 of 5 meetings

•

Douglas W. Knight: 5 of 5 meetings

The attendance record for members of the Environmental, Health and Safety Committee during 2013 is as follows:

•

Jeffrey L. Keefer (Chair): 4 of 4 meetings

•

James J. Forese: 4 of 4 meetings

•

John T. Dillon: 3 of 4 meetings

•

Douglas W. Knight: 3 of 3 meetings

•

Daniel R. Milliard: 4 of 4 meetings

•

Joseph D. Quarin: 4 of 4 meetings

2. Board Mandate	Yes	Our board of directors has a written mandate, which is attached hereto as Schedule A.
3. Position Descriptions	Yes	Written position descriptions for the chair of the board of directors and the chair of each committee and for the Chief Executive Officer position have been approved.

The board of directors and the Compensation Committee have implemented the following in respect of succession planning:

•

The board and the Compensation Committee supervise succession planning processes which include reviewing the depth and diversity of succession pools for the Chief Executive Officer and other key leadership roles and monitoring the progress made by succession candidates in achieving the objectives of their development plans.

•

The board of directors annually reviews and assesses the succession plans for the Chief Executive Officer.

•

The Compensation Committee assists the board of directors in its oversight responsibilities regarding succession planning, and annually reviews the Corporation's leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•

The Compensation Committee reports to the board of directors at least annually on succession planning.

•

The performance objectives of the Chief Executive Officer include ensuring solid succession for senior executive roles.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
4. Orientation and Continuing Education	Yes

The Governance and Nominating Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of the Corporation's business, the role of the board of directors and its committees and the contribution that individual directors are expected to make. New directors also meet with senior officers to discuss business functions and activities.

For new and existing board members, the Corporation also prepares and keeps orientation materials, which contain information concerning: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the business carried on by the Corporation and its subsidiaries. A general orientation package including materials with respect to the board of director's mandate and the mandate of each committee of the board of directors, the Corporation's disclosure policy, the Corporation's code of conduct, an overview of the Corporation's approvals policy and an overview on landfills and landfill development is provided to directors.

The Governance and Nominating Committee oversees continuing education for directors and ensures procedures are in place to give the board of director's timely access to the information it needs to carry out its duties. In particular, directors:

•

receive a comprehensive package of information prior to each board and committee meeting;

•

are involved in setting the agenda for board and committee meetings; and

•

have full access to senior management and employees.

Directors may also attend external education programs at the Corporation's expense.
5. Ethical Business Conduct	Yes

A Code of Conduct applicable to all employees, officers and directors was implemented by the Board of Directors. A Code of Ethics for Senior Executives was implemented as well by the board. A copy of the Code of Conduct is available at www.sedar.com and at www.progressivewaste.com and a copy of the Code of Ethics is available from the Vice-President, Investor and Employee Relations via phone: 905-532-7517 or email: investorrelations@progressivewaste.com. To facilitate compliance with the Code, the Code of Conduct includes mandatory procedures with respect to the reporting of conflicts of interest.

No reports have been filed pertaining to any conduct of a director, trustee or executive officer that constitutes a departure from the Code.

The Code includes requirements with respect to the avoidance of self-dealing conflicts of interests. The Code provides for a complaint procedure which allows employees to report (anonymously, if they wish) any conduct that does not comply with the Code.

Through the Code, our board of directors encourages and promotes a culture of ethical business conduct.

NI 58-101 Required Disclosure	Status*	Comments regarding the Corporation's Corporate Governance Practices
6. Nomination of Directors	Yes	The Governance and Nominating Committee is composed of five members and all of them are independent.
The Governance and Nominating Committee has an established policy that directors must attend more than 75% of all regularly scheduled board and committee meetings (subject to valid excuses).

The Governance and Nominating Committee is responsible for the nomination of directors, and examines the size, composition and structure of the board of directors and makes recommendations with respect to individuals qualified for appointment. The Governance and Nominating Committee is also responsible for, among other things, the following:

• establishing and implementing procedures to review the contributions of individual directors;
• evaluating the effectiveness of the board of directors and committees;
• assessing that adequate structures and procedures are in place to permit the board of directors to effectively discharge its duties and responsibilities; and
• evaluating organizational structures and plans for the succession of senior executives.
7. Compensation	Yes

The process by which the board determines the compensation of directors and officers involves a determination on an annual basis by the Compensation Committee, composed entirely of independent directors, which reviews and recommends to the directors, for approval, the remuneration of directors and senior management. See also "Compensation Discussion and Analysis".

In 2013, F. W. Cook completed a competitive market benchmarking analysis for the Corporation's executives and the independent directors.
8. Other Board Committees	Yes	Environmental, Health and Safety Committee. The function of the committee is to establish and monitor the effectiveness of safety, health and environmental policies and systems.
9. Director/Board Assessments	Yes

The board of directors conducted an evaluation of its effectiveness and contributions in 2013. These evaluations assessed the effectiveness and contribution of the board of directors, the board committees and the board Chair.

*
"Yes" indicates that the corporate governance practices of the Corporation and its subsidiaries, as applicable, generally comply with the NI 58-101 requirement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation has policies of insurance for the directors and officers of the Corporation and the directors and officers of its subsidiary entities.

        The aggregate limit of liability applicable to those insured directors and officers under the policies is $50 million, inclusive of costs to defend claims. Under the policies, the Corporation will have a $30 million limit of liability in reimbursement coverage to the extent that it has indemnified the directors and officers in excess of the deductible of $250,000 for each loss. The insured directors and officers also have a $20 million limit of liability designated to claims in which no indemnification is provided by the Corporation. The policies include coverage for claims under securities laws and insurance against any legal obligations to pay on account of any such claims.

        For the period from January 1, 2013 to December 31, 2013, the total premium paid on the policies was $417,566. Because the policies are subject to aggregate limits of liability, the amount of coverage may be diminished or exhausted by any claims made thereon. Also, continuity of coverage is contingent upon the availability of renewal insurance, or of replacement insurance without a retroactive date so as not to limit coverage for prior wrongful acts.

ADDITIONAL INFORMATION

        Financial information for the financial year ended December 31, 2013 is provided in the Corporation's annual financial statements and management's discussion and analysis ("MD&A") which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at 400 Applewood Crescent 2nd Floor, Vaughan, Ontario L4K 0C3.

        The Corporation's annual information form includes additional information on the Audit Committee in the sections entitled "Audit Committee Information" and "Schedule A — Audit Committee Charter", including the relevant education and experience of the Audit Committee members.

        To obtain a copy of the Corporation's latest annual information form, Annual Report, this Circular or other information relating to the Corporation, please visit the Corporation's SEDAR profile at www.sedar.com or our website at www.progressivewaste.com.

OTHER MATTERS

        The directors know of no other amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL OF DIRECTORS

        The contents of this Circular and its sending to Voting Shareholders have been approved by the board of directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS
"William Chyfetz"
WILLIAM CHYFETZ Vice President, Associate General Counsel and Secretary

Toronto, Ontario
April 4, 2014

 SCHEDULE A

PROGRESSIVE WASTE SOLUTIONS LTD.

MANDATE OF THE BOARD OF DIRECTORS and
CORPORATE GOVERNANCE GUIDELINES

        The purpose of this document is to summarize the roles and responsibilities of the board of directors (the "Board") and governance guidelines which align the interests of the Board and management with long term shareowner value of Progressive Waste Solutions Ltd. (the "Corporation").

1.     Role

        In addition to fulfilling the duties of directors of a corporation as prescribed by applicable law, the role of the directors is to focus on governance and stewardship of the Corporation. Their role is to review and approve corporate direction (strategy), assign primary responsibility to senior officers ("Management") for achievement of that direction, oversee the Corporation's operations through the supervision of Management, establish executive authorities and monitor performance against those objectives.

2.     Responsibilities

  To fulfill their role, directors will:

  (a)
  Establish and Monitor Strategic Plans, Performance Objectives and Compensation Plans

  •
  Review and approve broad strategic objectives for the Corporation and establish values against which the Corporation's performance will be measured.

  •
  Review and approve management's strategic and operational plans and ensure consistency with long term corporate goals.

  •
  Determine appropriate criteria against which to evaluate performance.

  •
  Review and approve major organizational changes and significant human resource policies and programs. Annually review succession plan for senior management.

  •
  Approve the CEO and senior executive compensation plans and ensure this compensation is linked to corporate performance.

  •
  Approve the Corporation's dividend policy and quarterly dividend payments.

  •
  Approve significant business expansions, alliances, joint ventures, mergers and acquisitions.

  (b)
  Monitor Corporate and Executive Performance

  •
  Monitor the Corporation's performance against strategic plans and annual performance targets.

  •
  Set targets against which to measure executive performance and annually evaluate CEO and Management performance.

  •
  Assess and monitor the principal risks of the business in which the Corporation is engaged and oversee matters relating to the ethical, legal, regulatory and financial integrity of the Corporation.

  •
  Ensure that the CEO and other executive officers create a culture of integrity, ethics and continuous improvement throughout the organization.

  •
  Recommend to shareholders the appointment of the Corporation's external auditor, pursuant to the recommendation of the Audit Committee, and set the external auditor's compensation.

  (c)
  Establish Shareholder Expectations for Corporate Performance through Effective Communication with Shareholders

  •
  Ensure there is effective communication between the Corporation and the shareholders, other stakeholders, and the public.

  •
  Approve the Disclosure Policy and oversee effective disclosure and implementation.

  •
  Approve the Corporation's quarterly and annual financial results, MD&A, and management proxy circulars.

  (d)
  Develop Board Processes, Leadership Structure and Standards and Monitor Compliance

  •
  Develop procedures relating to the conduct of the directors and the fulfillment of the Board's responsibilities.

  •
  Set standards for the Corporation in terms of moral and ethical norms, as well as corporate social responsibility.

  •
  Monitor compliance with the Corporation's Code of Conduct (the "Code").

  •
  Ensure that the Audit Committee promptly investigates complaints or concerns received by the Corporation about ethical, accounting or audit matters.

  •
  Annually appoint the Chairperson of the Board, who must be an independent director. The Chairperson serves a variety of roles including reviewing and approving board agendas, meeting material and schedules to confirm the appropriate topics are reviewed and adequate time is allocated to each; presiding at Board meetings, sessions of independent directors, and annual general meetings of shareholders; serving as a liaison between the Board and CEO particularly regarding feedback of independent Board member discussions when the CEO is not present; calling an executive session of independent directors; and, in conjunction with the Board, is responsible for managing the performance evaluation of the CEO.

  •
  Annually recommend qualified and independent individuals to be nominated for election to the Board, based on the advice of the Governance and Nominating Committee.

  •
  Monitor and annually evaluate the effectiveness and contribution of the Board, its committees and individual directors, including the existing Board structure, processes and composition.

  •
  Annually review the Board Mandate, Governance Guidelines and any other documents or practices used by the Board in fulfilling its responsibilities.

3.     Committees

  The Corporation's current committee structure includes the following committees: Audit; Governance and Nominating; Compensation; Environmental Health and Safety. The mandates of each standing committee are reviewed periodically by the Governance and Nominating Committee with a view to delegating to committees the authority of the Board concerning specified matters appropriate to each committee. The members of each committee, and the chair of each committee, are appointed by the Board annually.

4.     Governance Principles and Guidelines

  •
  A majority of the directors and all of the members of the Audit, Compensation and Governance and Nominating Committees are required to meet the independence requirements of the New York Stock Exchange and the Toronto Stock Exchange. Only one Management director (the CEO) may be nominated to the Board.

  •
  No director may serve as a director, officer or employee of a competitor and no director shall serve on more than four other public company boards. Any director who wishes to serve on the board of a private or public company shall, prior to accepting such position, discuss his or her plans with the Chairman.

  •
  The independent directors will meet at regularly scheduled sessions at least quarterly without management present, and will meet in camera after every Board meeting.

  •
  Directors must attend at least 75% of all regularly scheduled Board meetings and relevant Committee meetings.

  •
  The Board will have unrestricted access to the Corporation's officers and employees and will be provided with the internal and external resources necessary to carry out its duties.

  •
  Annually the Board (through the Governance and Nominating Committee) will conduct a review of director performance.

  •
  The Board is made up of directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise, and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications in the context of the needs of the Board.

  •
  All directors are expected to comply with stock ownership guidelines for directors, under which they are each expected to hold six (6) times their respective annual retainer, payable in cash, prior to June 30, 2014 or within five (5) years of their election to the Board, whichever is later. Directors may not purchase financial instruments to hedge a decrease in the market value of shares held for purposes of the stock ownership guidelines.

  •
  In an uncontested election of directors, any nominee who receives more votes "withheld" than "for" will tender his or her resignation immediately. The Governance and Nominating Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board of directors accept the resignation. The board of directors will make its decision and announce its decision and the reasons for its decision in a press release no later than 90 days after the date of the resignation.

  •
  A retiring or departing CEO will resign from the Board upon retirement or departure and/or will not be re-nominated to the Board at the annual general meeting of shareholders following the CEO's retirement or departure.

  •
  Shareholders will have an annual "say on pay" opportunity to cast an advisory vote on the Corporation's approach to executive compensation.

QuickLinks

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR DATED APRIL 4, 2014
THE CORPORATION
PROXY SOLICITATION AND VOTING AT THE MEETING
VOTING SHARES AND GOVERNANCE ARRANGEMENTS
PRINCIPAL SHAREHOLDERS
MATTERS TO BE CONSIDERED AT THE MEETING
NOMINEES FOR THE BOARD OF DIRECTORS
COMPENSATION DISCUSSION AND ANALYSIS
Total Return from December 31, 2008 to December 31, 2013 Indexed to 100(%)
Equity Compensation Plan Information
COMPENSATION OF DIRECTORS OF THE CORPORATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
ADDITIONAL INFORMATION
OTHER MATTERS
APPROVAL OF DIRECTORS
SCHEDULE A PROGRESSIVE WASTE SOLUTIONS LTD. MANDATE OF THE BOARD OF DIRECTORS and CORPORATE GOVERNANCE GUIDELINES